SC 13D/A 1 sc13d-a.htm SCHEDULE 13-D/A


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

TELECOMMUNICATION SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

87929J103

(CUSIP Number)

Stephen Wagstaff
Cannell Capital LLC
PO Box 3459
150 East Hansen Avenue
Jackson, WY 83001
(307) 733-2284

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. NAMES OF REPORTING PERSONS


J. Carlo Cannell

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a)    [   ]


(b)    [   ]

3. SEC USE ONLY



4. SOURCE OF FUNDS (SEE INSTRUCTIONS)


WC/OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


[  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION



United States



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

3,123,336

8.  SHARED VOTING POWER


0

9. SOLE DISPOSITIVE POWER


3,123,336

10. SHARED DISPOSITIVE POWER


0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,123,336

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  5.59%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)



IN



1. NAMES OF REPORTING PERSONS


Dilip Singh
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a)    [   ]


(b)    [   ]

3. SEC USE ONLY



4. SOURCE OF FUNDS (SEE INSTRUCTIONS)


WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


[  ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION


United States



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7. SOLE VOTING POWER

0

8. SHARED VOTING POWER


0

9. SOLE DISPOSITIVE POWER


0

10. SHARED DISPOSITIVE POWER


0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



0
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


[  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


0.00%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


IN




1. NAMES OF REPORTING PERSONS


Value Generation Capital Fund, LP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a)    [   ]


(b)    [   ]

3. SEC USE ONLY



4. SOURCE OF FUNDS (SEE INSTRUCTIONS)


 WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


[  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7. SOLE VOTING POWER

0

8. SHARED VOTING POWER


0

9. SOLE DISPOSITIVE POWER


0

10. SHARED DISPOSITIVE POWER


0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


0

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


[  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


0.00%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


PN



1. NAMES OF REPORTING PERSONS


Value Generation Capital, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a)    [   ]


(b)    [   ]

3. SEC USE ONLY



4. SOURCE OF FUNDS (SEE INSTRUCTIONS)


WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


[  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION



Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7. SOLE VOTING POWER

0

8. SHARED VOTING POWER


0

9. SOLE DISPOSITIVE POWER


0

10. SHARED DISPOSITIVE POWER


0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


[  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


0.00%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)



OO (limited liability company)


 1. NAMES OF REPORTING PERSONS


Alfred John Knapp, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a)    [   ]


(b)    [   ]

3. SEC USE ONLY



4. SOURCE OF FUNDS (SEE INSTRUCTIONS)



5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


[  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION


United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER


0

9. SOLE DISPOSITIVE POWER


0

10.SHARED DISPOSITIVE POWER


0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


0

12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


0%

14.TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


IN




1.NAMES OF REPORTING PERSONS

Mark D. Stolper

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a)    [   ]


(b)    [   ]

3.SEC USE ONLY



4.SOURCE OF FUNDS (SEE INSTRUCTIONS)



5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION


United States



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER


0

9.SOLE DISPOSITIVE POWER


0

10.SHARED DISPOSITIVE POWER


0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


0

12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


IN


1.NAMES OF REPORTING PERSONS

John M. Climaco

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a)    [   ]


(b)    [   ]

3.SEC USE ONLY



4.SOURCE OF FUNDS (SEE INSTRUCTIONS)



5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


[  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION



United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

0

9.SOLE DISPOSITIVE POWER


0

10.SHARED DISPOSITIVE POWER


0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


IN




1.NAMES OF REPORTING PERSONS

Charles M. Gillman

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)    [   ]


(b)    [   ]

3.SEC USE ONLY


4.SOURCE OF FUNDS (SEE INSTRUCTIONS)



5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION


United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER


0

9.SOLE DISPOSITIVE POWER


0

10.SHARED DISPOSITIVE POWER

0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


IN




Item 1.                      Security and Issuer

       Item 1 is hereby amended by deleting Item 1 of Amendment No. 4 in its entirety and replacing it with the following:

       The Schedule 13D filed with the Securities and Exchange Commission on September 13, 2012 (the "Initial 13D") by the Reporting Persons (defined below) with respect to ownership of Class A Common Stock, $0.01 parvalue per share (the "Common Stock"), of Telecommunication Systems, Inc. (the "Issuer" or the Company"), and amended on September 13, 2012 ("Amendment No. 1"), April 9,
2014 ("Amendment No. 2"), April 9, 2014 ("Amendment No. 3"), and May 13, 2014 ("Amendment No. 4") is hereby amended by this Amendment No. 5 to furnish additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The principal executive office address of the Issuer is 275 West Street, Annapolis, MD 21401.

Item 3.                      Source and Amount of Funds or Other Consideration

       Item 3 is hereby amended by deleting Item 3 of Amendment No. 4 in its entirety and replacing it with the following:

As of April 15, 2015 the Cannell Investment Vehicles collectively owned
 3,123,336 shares of Common Stock of the Issuer and had invested approximately $6,580,885. (including commissions and fees) in aggregate in such shares. Neither Mr. Cannell, in his individual capacity, nor Cannell Capital LLC directly own securities of the Company.
The securities were acquired on the open market using the working capital of each Cannell Investment Vehicle as follows:

Tristan Offshore Fund, Ltd.L: 290,881 and had invested approximately $600,608. The Cuttyhunk II Fund: 485,322 and had invested approximately $846,225.
Tonga Partners, L.P.: 944,785 and had invested approximately $1,908,707. Tristan Partners, L.P.: 711,578 and had invested approximately $1,715,238. Cannell SMAs collectively: 690,770 and had invested approximately $1,510,107.

As of April 15, 2015, Mr. Singh does not individually own any shares of Common
 Stock of the Issuer., nor does VGP-LLC.

As of the date hereof, Mr. Stolper does not individually own any shares of Common Stock of the Issuer.

As of the date hereof, Mr. Knapp does not individually own any shares of Common Stock of the Issuer.

As of the date hereof, Mr. Gillman does not individually own any shares of Common Stock of the Issuer.

As of the date hereof, Mr. Climaco does not individually own any shares of Common Stock of the Issuer.

Item 4.                      Purpose of Transaction

       Item 4 is hereby amended by deleting Item 4 of Amendment No. 4 in its entirety and replacing it with the following:

       The Reporting Persons have terminated their agreement, filed with the Securities Exchange Commission on May 23, 2014 (the "Agreement"), to cooperate regarding improving the governance of the Company and taking such other actions as may be deemed advisable to enhance shareholder value.
As a result, the Reporting Parties are no longer "acting in concert" for 13D purposes, and are therefore no longer part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 5.                      Interest in Securities of the Issuer

       Item 5 is hereby amended by deleting Item 5 of Amendment No. 4 in its entirety and replacing it with the following:

       Based on the information contained in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission
(the "Commission") on March 13, 2015, the Issuer had 55,862,326 shares of Class A Common Stock and 4,801,245 shares of Class B of Common Stock outstanding as of March 5, 2015.

A.           Mr. Cannell


(a) As of April 15, 2015, the Cannell Investment Vehicles owned 3,123,336 shares of Common Stock of the Issuer. Mr. Cannell is the sole managing member of Cannell Capital LLC. Cannell Capital LLC acts as the investment sub-advisor to the Cuttyhunk II Fund, an investment advisor to the Cannell
SMAs and the Tristan Offshore Fund, Ltd., and is the general partner of and investment advisor to Tristan Partners, L.P. and Tonga Partners, L.P.
 Mr. Cannell has the sole power to vote and dispose of the shares owned by the Cannell Investment Vehicles and may thus be deemed to beneficially own all 3,123,336 shares of Common Stock of the Issuer held by the Cannell
Investment Vehicles.

       Percentage beneficially owned: Approximately 5.59%


(b) 1. Sole power to vote or direct vote: 3,123,336

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,123,336

4. Shared power to dispose or direct the disposition: 0


(c) The following table details the transactions during the past 60 days or since the date on which Amendment No. 4 was filed, whichever is less, by Mr. Cannell or any Cannell Investment Vehicle. Each listed transaction was effected in an ordinary brokerage transaction by Cannell
Capital LLC on behalf of the applicable entity.


Entity           Purchase Date  Quantity   Price per Share  Total Cost	Form of
                                                                        Trans-
                                                                        action
The Cuttyhunk II Fund 4/8/2015     20170     3.803815568      76722.96   Sale
Cannell SMA           4/8/2015     28989     3.803815585      110268.81  Sale
Cannell SMA	      4/8/2015     1227	     3.803814181      4667.28    Sale
Tonga Partners LP     4/8/2015     44994     3.803815842      171148.89  Sale
The Cuttyhunk II Fund 4/9/2015     11957     3.723017479      44516.12   Sale
Cannell SMA	      4/9/2015     8673      3.72301741       32289.73   Sale
Cannell SMA           4/9/2015     7924      3.723017415      29501.19   Sale
Cannell SMA           4/9/2015     1315      3.723019011      4895.77    Sale
Tonga Partners LP     4/9/2015     26672     3.723017397      99300.32   Sale
The Cuttyhunk II Fund 4/10/2015    4694      3.723532169      17478.26   Sale
Cannell SMA           4/10/2015    7033      3.723531921      26187.6    Sale
Tonga Partners LP     4/10/2015    1050      3.723533333      3909.71    Sale
Tonga Partners LP     4/10/2015    3685      3.723530529      13721.21   Sale
Tonga Partners LP     4/10/2015    4129      3.723531121      15374.46   Sale
Tonga Partners LP     4/10/2015    1609      3.723530143      5991.16    Sale
The Cuttyhunk II Fund 4/13/2015    820       3.69402439       3029.1     Sale
Cannell SMA           4/13/2015    1229      3.694035801      4539.97    Sale
Tonga Partners LP     4/13/2015    1831      3.694036046      6763.78    Sale
The Cuttyhunk II Fund 4/14/2015    1673      3.637931859      6086.26    Sale
Cannell SMA           4/14/2015    2507	     3.637933785      9120.3     Sale
Tonga Partners LP     4/14/2015    1096      3.637928832      3987.17    Sale
Tonga Partners LP     4/14/2015    170       3.637941176      618.45     Sale
Tonga Partners LP     4/14/2015    2469      3.637934386      8982.06    Sale
The Cuttyhunk II Fund 4/15/2015    4908      3.602732274      17682.21   Sale
Cannell SMA           4/15/2015    7352      3.60273395       26487.3    Sale
Tonga Partners LP     4/15/2015    3916      3.60273238       14108.3    Sale
Tonga Partners LP     4/15/2015    7031      3.602733608      25330.82   Sale
The Cuttyhunk II Fund 4/16/2015    1607      3.546533914      5699.28    Sale
Cannell SMA           4/16/2015    2407      3.546535106      8536.51    Sale
Tonga Partners LP     4/16/2015    3586      3.546536531      12717.88   Sale

B. Dilip Singh

(a)
Mr. Singh does not directly own any securities of the Company, nor does VGCF-LP.

Percentage: Approximately 0.000%


(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0


(c)
Mr. Singh, individually, has not entered into any transactions in shares of Common Stock of the Company during the past 60 days.

C. VCGF-LP

(a)
As of April 15, 2015, VGCF-LP does not directly own any securities of the Company.

Percentage: Approximately 0.000%


(b)
1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0



(c)
VCGF-LP has not, in its own name, entered into any transactions in the Shares during the last 60 days.


  D.VCG-LLC


(a)
VCG-LLC does not directly own any securities of the Company..


Percentage: Approximately 0.000%


(b)
1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0


(c)
VCG-LLC has not, in its own name, entered into any transactions in the Shares during the last 60 days.

E. Mr. Stolper


(a)
Mr. Stolper does not directly own any shares of Common Stock of the Issuer.


(b)
1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0


(c)
Mr. Stolper has not entered into any transactions in shares of Common Stock of the Issuer during the last 60 days.

F. Mr. Knapp


(a)
Mr. Knapp does not directly own any shares of Common Stock of the Issuer.


(b)
1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0


(c)
Mr. Knapp has not entered into any transactions in shares of
 Common Stock of the Issuer during the
last 60 days.

G.Mr. Gillman


(a)
Mr. Gillman does not directly own any shares of Common Stock of the Issuer.


(b)
1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0


(c)
Mr. Gillman has not entered into any transactions in shares of Common Stock of the Issuer during the last 60 days.

H. Mr. Climaco


(a)
Mr. Climaco does not directly own any shares of Common Stock of the Issuer.




(b)
1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0


(c)
Mr. Climaco has not entered into any transactions in shares of Common Stock of the Issuer during the last 60 days.

       The Reporting Persons have terminated their agreement to cooperate regarding improving the governance of the Company and taking such other actions as may be deemed advisable to enhance shareholder value. As a result, the Reporting Parties are no longer "acting in concert" for 13D purposes, and are therefore no longer part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Each of the
 Reporting Persons may not be deemed to beneficially own any Shares of the Issuer of each other Reporting Person.

 (d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

       (e)           Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Item 6 is hereby amended by deleting Item 6 of Amendment No. 4 in its entirety and replacing it with the following:

 By execution of this Amendment No. 5, the Reporting Persons have terminated the Agreement effective immediately.

 Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loans or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement*

Exhibit 99.2        13D Group Agreement

*Previously filed.




SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2015

J. Carlo Cannell

/s/ J. Carlo Cannell


Dilip Singh

/s/Dilip Singh




Value Generation Capital Fund, LP

By : Value Generation Capital, LLC, its General
Partner

/s/ Dilip Singh

Name: Dilip Singh

Title: Manager



Value Generation Capital, LLC

/s/ Dilip Singh

Name: Dilip Singh

Title: Manager



/s/ Alfred John Knapp, Jr.

Alfred John Knapp, Jr.



/s/ Mark D. Stolper

Mark D. Stolper


/s/ John Climaco

John Climaco



/s/ Charles M. Gillman

Charles M. Gillman



ANNEX A

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Cannell Covered Persons") of Cannell Capital LLC and the Cannell Investment Vehicles:

Cannell Capital LLC

Mr. Cannell is the sole managing member of Cannell Capital LLC, whose principal business is investment management. Cannell Capital LLC is a Wyoming limited liability company with a principal business address of
P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

Tonga Partners, L.P.

Cannell Capital LLC is an investment advisor to and the general partner of Tonga Partners, L.P., whose principal business is investment management. Tonga Partners, L.P. is a Delaware limited partnership with a principal business address of P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

The Cuttyhunk II Fund

Cannell Capital LLC is an investment sub-advisor to The Cuttyhunk II Fund, whose principal business is investment management. The Cuttyhunk II Fund is a Delaware limited liability entity with a principal business address of P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

Tristan Partners, L.P.

Cannell Capital LLC is an investment advisor to and the general partner of Tristan Partners, L.P., whose principal business is investment management. Tristan Partners, L.P. is a Delaware limited partnership with a principal business address of P.O. Box 3459, 150 East Hansen Avenue,
 Jackson, WY 83001, United States.

Tristan Offshore Fund, Ltd.

Cannell Capital LLC is an investment advisor to Tristan Offshore Fund,
 Ltd, whose principal business is investment management.
Tristan Offshore Fund, Ltd is a Caymans Islands limited liability entity with a principal business address of One Capital Place, 3rd Floor,
 GT Grand Cayman, KY1-11003, Cayman Islands.